
June 10, 2024

Edward F. Barry
Chief Executive Officer
Capital Bancorp, Inc.
2275 Research Boulevard, Suite 600
Rockville, MD 20850

> **Re: Capital Bancorp, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 31, 2024**
> **File No. 333-279900**

Dear Edward F. Barry:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Evan A. Toebbe, Esq.